April 1, 2014

Valerie Lithotomos

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	MassMutual Select Funds (the “Trust”)

1933 Act File No. 33-73824

1940 Act File No. 811-8274

Comments received for PEA No. 78 filed on January 31, 2014

Dear Ms. Lithotomos:

Below is a summary of the comments I received from you on March 18, 2014 regarding the above-mentioned Trust, together with our responses. I appreciate the time you took to carefully review this document and have tried to address your comments. I would greatly appreciate your contacting me at 860-562-2241 as soon as possible if you have any further questions or comments. Thank you.

Prospectus Comments

1.	General

Comment: Please advise whether any of the Funds currently has significant investments in Russia or the Ukraine.

Response: We confirm that none of the Funds currently has significant investments in Russia or the Ukraine.

2.	Principal Investment Strategies

Comment: Please advise whether investments in the BlackRock Global Allocation Fund’s Cayman subsidiary are considered liquid.

Response: Investments in the Cayman subsidiary are considered liquid.

SAI Comment

3.	Additional Investment Policies

Comment: Please add disclosure with respect to the investment limitations imposed by Rule 4.5 under the Commodity Exchange Act.

Response: We will make this change.

As requested, we acknowledge the following: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) SEC staff comments or changes to disclosure in response to SEC staff comments in the filings reviewed by the SEC staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

Very truly yours,

/s/ Jill Nareau Robert

Jill Nareau Robert

Assistant Secretary, MassMutual Select Funds

Assistant Vice President and Counsel, Massachusetts Mutual Life Insurance Company